Exhibit 4.2

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement (this “Amendment”) is dated as of July 31, 2008 by and between INCYTE CORPORATION (f/k/a Incyte Pharmaceuticals, Inc.), a Delaware corporation (the “Company”), and MELLON INVESTOR SERVICES LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), a New Jersey limited liability company (the “Rights Agent”), with reference to the following:

A.            The Company and the Rights Agent entered into that certain Rights Agreement dated as of September 25, 1998 (the “Agreement”) in order to implement a stockholder rights plan as more fully described therein.  Terms with initial letters capitalized that are not otherwise defined herein shall have their respective meanings as set forth in the Agreement.

B.            The Company desires to amend the Agreement in certain respects in order to increase the threshold of ownership in the Company’s securities necessary to cause investors to become Acquiring Persons and thereby trigger the occurrence of a Distribution Date.

C.            Under the Agreement, the Company and the Rights Agent may amend the Agreement at any time prior to a Distribution Date, which has yet to occur.

                NOW, THEREFORE, pursuant to Section 27 of the Agreement, the Company and the Rights Agent hereby amend, effective upon the date hereof, the Agreement as follows:

Section 1.               Change in Definition of Acquiring Person.  As set forth in Section 1(a) of the Agreement, the threshold of Beneficial Ownership by a Person (together with all Affiliates and Associates) of 15% of the shares of Common Stock then outstanding at which such Person shall, subject to the provisions of the Agreement, be deemed to be an Acquiring Person is hereby changed to 20%.  In addition, as conforming changes, all references to “15%” in the Agreement (e.g., in Sections 1(a) and 24(a)) are hereby changed to “20%.”

Section 2.               Change in Liability.  The following language shall be added to the end of Section 21(c):

Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage.

Section 3                Counterparts.  This Amendment may be executed in any number of counterparts, each which shall be deemed an original, and all of this together shall constitute one instrument.

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IN WITNESS WHEREOF, this Amendment is executed as of the date first written above.

INCYTE CORPORATION

By:	/s/ Patricia A. Schreck
Name:	Patricia A. Schreck
Title:	Executive Vice President and General
Counsel

MELLON INVESTOR SERVICES LLC

By:	/s/ Edward Schmitt
Name:	Edward Schmitt
Title:	Assistant Vice President